

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2010

via U.S. mail and facsimile

Roman Gordon, Chief Executive Officer
Cavitation Technologies, Inc.
10019 Canoga Avenue
Chatsworth, CA 91311

>   **Re: Cavitation Technologies, Inc.**
>   **Form 10-K for Fiscal Year Ended June 30, 2009**
>   **Filed September 28, 2009**
>   **Form 10-K for Fiscal Year Ended June 30, 2010**
>   **Filed September 28, 2010**
>   **File No. 0-29901**

Dear Mr. Gordon:

We have reviewed your supplemental response submitted November 18, 2010 regarding the Forms 10-K for fiscal years ended June 30, 2009 and 2010 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2009

1. We have reviewed your response to comment number four in our letter dated October 22, 2010. Please state the exemption for the options issued in October 2008 and January 2009. Also, we note the reference to "various services." Please revise the discussion of the February 27, 2009 and other dates with multiple issuances to clarify the nature of the services provided as consideration.

Form 10-K for Fiscal Year Ended June 30, 2010

2. We note the statement on page 31 that the company "has had no related party transactions for the fiscal years ended June 30, 2009, 2008, or December 31, 2007." We note, however, the patent assignment agreements dated July 1, 2008 entered into between your wholly owned subsidiary and Messrs. Gordon and Gorodnitsky. Please revise or advise.

3. We have reviewed your response to comment eight in our letter dated October 22, 2010. With a view to clarifying disclosure, advise us which sections of the January 2010 agreement cover the terms relating to "a minimum number of units" and "a variable commission." Also, we note from the Form 8-K filed November 19, 2010 that a new agreement superseded the January 2010 agreement. With a view to disclosure in future filings, please advise us if and how the new agreement changed the minimum unit and commission terms.

4. We have reviewed your response to prior comment number nine. Please revise to disclose the material terms. See Regulation S-K Compliance and Disclosure Interpretation No. 146.04 as guidance. In this regard, it is unclear how the monthly payment was determined or whether and how such amount may change as the arrangement continues "into the foreseeable future."

5. We note your response to prior comments 10 and 13. Note that we may have further comment after you file the exhibits.

You may contact John Archfield (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Jim Lopez at (202) 551-3536 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Roman Gordon, Chief Executive Officer
    Via facsimile to (818) 718-1176